Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings and operating earnings per share (EPS)

•	Revenues and other income excluding the impact of NBCU

•	GE Capital ending net investment (ENI), excluding cash and equivalents

•	GE Capital segment profit excluding the impact of Garanti

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended March 31
(In millions; except earnings per share)	2012	2011	V%

Earnings from continuing operations attributable to GE	$3,251	$3,398	(4)%
Adjustment (net of tax): Non-operating pension costs/(income)	336	163
Operating earnings	$3,587	$3,561	1%

Earnings per share – diluted(a)
Continuing earnings per share	$0.31	$0.31	–%
Adjustment (net of tax): Non-operating pension costs/(income)	0.03	0.02
Operating earnings per share	$0.34	$0.33	3%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

(1)

Revenues and Other Income Excluding Impact of NBCU
	Three months ended March 31
(Dollars in millions)	2012	2011	V%

Revenues and other income as reported	$35,182	$38,329	(8)%
Less: NBCU-related revenue	187	4,800
Revenues and other income excluding impact of NBCU	$34,995	$33,529	4%

During the first quarter of 2011, we transferred the assets of the NBCU business and Comcast Corporation transferred certain of its assets to a newly formed entity, in which we now hold a 49% interest.  Consolidated revenues include revenues and other income from NBCU operations prior to this transfer, the transaction related gain and earnings from our 49% equity interest subsequent to the transaction. We have provided the percentage of revenue growth excluding the impact of NBCU, as the volatility related to NBCU revenues and other income can obscure underlying trends.  We believe that this measure, considered along with the corresponding GAAP measure of consolidated revenues and other income, provides management and investors with additional information that is useful in assessing period-to-period performance trends.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents
	At
	March 31,	January 1,
(In billions)	2012	2009

GECC total assets	$573.4	$661.0
Less assets of discontinued operations	1.3	25.1
Less non-interest bearing liabilities	60.1	85.4
GE Capital ENI	512.0	550.5
Less cash and equivalents	76.2	37.7
GE Capital ENI, excluding cash and equivalents	$435.8	$512.8

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

GE Capital Segment Profit Excluding the Impact of Garanti
	Three months ended March 31
(Dollars in millions)	2012	2011	V%

GE Capital segment profit	$1,792	$1,790	-%
Less: Garanti gain	-	317
Less: Garanti operations	-	64
GE Capital segment profit excluding the impact of Garanti	$1,792	$1,409	27%

During the first quarter of 2011, we recognized a gain on sale of a substantial portion of our Garanti Bank (Garanti) equity investment.  We have provided the GE Capital segment earnings excluding the impact of Garanti, as the volatility related to Garanti can obscure underlying trends.  We believe that this measure, considered along with the

(2)

corresponding GAAP measure of GE Capital segment earnings provides management and investors with additional information that is useful in assessing period-to-period performance trends.

(3)